UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Dated: September 28, 2011
Commission File Number 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

     On September 28, 2011, NewLead Holdings Ltd. (the “Company”) issued a press release announcing the operating results for its second quarter ended June 30, 2011.
     The Company’s press release regarding the foregoing matter is attached hereto as Exhibit 99.1, but the Company has corrected the attached version to include two missing maximum charter expiration dates relating to the NewLead Compass and the NewLead Compassion in the chart under the caption “Fleet Update.”
Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated September 28, 2011

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 28, 2011

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
Name:	Michail Zolotas
Title:	Chief Executive Officer